NEWS RELEASE
TSX Venture Exchange Symbol: SNV	December 22nd , 2004

SONIC DEPLOYS FIRST PCB TREATMENT PLANT MODULES

VANCOUVER, CANADA - Sonic Environmental Solutions Inc. (SNV.TSX Venture) is pleased to announce that the first modules of Sonic’s full scale PCB treatment plant were deployed yesterday directly to the Company’s first commercial clean-up contract site in Greater Vancouver. The modules comprise part of Sonic’s PCB Sonoprocess plant and are designed to be transported to PCB contaminated sites and integrated into a complete on-site PCB soil remediation and PCB destruction process.

This is Sonic’s first commercial scale treatment plant and, following deployment of all of the plant modules, Sonic will begin commissioning the transportable plant ready for full scale commercial clean-up operations on site.

Vice President of Engineering and Operations, Wes Young, stated: “This is an exciting period for Sonic when all of the pieces start to come together for both our first full scale plant and our first commercial contract. We are within our targeted schedule to commence deployment by the end of 2004. Our client, Juker Holdings, has shown great confidence in Sonic as we have progressed through the detailed engineering and construction phases. Preparatory work at the Juker site to ready the soil as feed for the plant was completed this month. Sonic’s transportable plant is designed to be moved on a number of interlocking platforms which are integrated on-site to form the complete Sonic PCB treatment facility.”

The plant was engineered in Vancouver with process and controls engineering by Solaris Engineering and detailed engineering by Sacré-Davey Engineering. Fabrication is being undertaken by Dennerik Engineering and all major tank and platform work has been completed. Major equipment for the plant has been procured from suppliers throughout North America and Europe with assembly of the plant also being undertaken by Dennerik Engineering.

All plant operations, including the Environment, Health and Safety Management, are managed and reported using Sonic’s on-line database system which was customized by Envirochem of North Vancouver. This system is compatible with the ISO 14001 system and Sonic intends to certify our treatment process under the integrated ISO compliance program which incorporates the requirements of ISO 9000 and ISO 18000. ISO standards are recognized globally.

SONIC ENVIRONMENTAL SOLUTIONS INC.

“Adam R. Sumel”

President & Chief Executive Officer

For further information contact info@sesi.ca or visit our web site at www.sonicenvironmental.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.